February 9, 2022

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Technology

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Jan Woo, Legal Branch Chief

Austin Pattan, Staff Attorney

Re:	Motorsport Games Inc.
Registration Statement on Form S-3 Filed February 1, 2022
File No. 333-262462

Ladies and Gentlemen:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, Motorsport Games Inc. (the “Registrant”) hereby requests that the above-referenced Registration Statement be declared effective by the Securities and Exchange Commission on Thursday, February 10, 2022, at 4:00 p.m., Eastern Time, or as soon thereafter as practicable.

The Registrant hereby authorizes Serge V. Pavluk, of Snell & Wilmer L.L.P., to orally modify or withdraw this request for acceleration.

Sincerely,

Motorsport Games Inc.

By:	/s/ Dmitry Kozko
Name:	Dmitry Kozko
Title:	Chief Executive Officer